Filed by Kimberly-Clark Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

The following are communications provided to employees of Kimberly-Clark Corporation on November 3, 2025:

1.	Why is Kimberly-Clark acquiring Kenvue? Why now?

•	Over the last several years, we transformed Kimberly-Clark, including by working incredibly hard to execute our Powering Care strategy and sharpen our operating model, elevate our commercial edge and focus our portfolio on higher-growth, higher-margin businesses.

•	Today, we work smarter and faster than ever before.

•	With Kenvue, we have a unique opportunity to accelerate progress and establish a global health and wellness leader that serves nearly half of the global population.

•	We are confident that the strength of our foundation, alongside our talented team and world-class capabilities will position us to capitalize on this opportunity and generate even more value for our team, our consumers and our shareholders.

2.	Who is Kenvue? What brands do they own?

•	Kenvue is one of the world’s largest pure-play consumer health companies, delivering science-backed, superior-quality products to billions of people around the world every day.

•	Their brands include, among others, Aveeno®, BAND-AID® Brand, Johnson’s®, Listerine®, Neutrogena® and Tylenol®, which have helped generations take care of themselves and their loved ones for more than 135 years.

•	Like K-C, Kenvue is a purpose-led, performance-driven organization.

•	To learn more about Kenvue, you can visit https://www.kenvue.com/.

3.	Why are we acquiring Kenvue despite the recent news about their company?

•	K-C has built a 150-year legacy as a science-led company that cares for the people we serve around the globe.

•	Bringing Kenvue into the K-C family is a unique opportunity to accelerate our work and amplify what we can do for the billions of people who rely on our products every day.

•	As part of K-C’s evaluation of this transaction, we carefully considered the risks and opportunities, working with some of the world’s leading scientific, regulatory, legal and other experts.

•	The transaction terms are reflective of this thorough assessment.

•	We have and will maintain a deep commitment to the safety and quality of our products and the well-being of those who use them.

4.	How does this advance our Powering Care strategy? Does this signal a shift in strategy?

•	We view this transaction as an accelerant to our strategy, and a unique opportunity to solidify our position as a global health and wellness leader that serves nearly half of the global population.

•	Over the last 18 months, we have repositioned K-C to work smarter and faster and deliver exciting new innovations to consumers around the world.

•	Kenvue is uniquely positioned at the intersection of CPG and healthcare, in attractive and complementary categories, including over the counter, skin care, oral care and wound care.

•	By combining Kenvue’s premier consumer health portfolio with K-C’s own complementary brands across adult care, baby care, family care and feminine care, we will be even better positioned to meet consumers’ evolving needs.

•	We are also excited to bring our professional platforms together to bring a more comprehensive offering of hygiene, healthcare and cleaning solutions to businesses and healthcare professionals, including dermatologists, dentists and pediatricians.

5.	What are the benefits of this transaction for employees?

•	By bringing Kenvue into the K-C family, we will, among other things, add several iconic billion-dollar brands to our consumer offering, expand our capabilities and broaden our geographic footprint in key geographies around the world.

•	At closing, we will be a larger company and expect that there will be greater development opportunities for employees.

•	We will share more details over time as we get our integration planning efforts underway.

6.	Will this impact our current roles and responsibilities?

•	It is important to recognize that this is just the first step in bringing our companies together.

•	We expect the transaction to close in the second half of 2026, subject to approvals and customary closing conditions.

•	Until then, K-C and Kenvue will operate as two separate companies, and our strategy and objectives remain the same.

•	The best thing we can all do is stay focused on continuing to serve our customers.

7.	How will we integrate Kenvue’s products into our business? Will there be any changes to our segments?

•	Today is just the first step in this transaction and there are many details to be worked out as we begin the integration planning process.

•	Until the transaction closes, which we expect in the second half of 2026, K-C and Kenvue will continue to operate as two separate companies, and our strategy and objectives remain the same.

•	We will set up an Integration Management Office in the near term with a dedicated team that will be focused on integration planning.

•	We will share additional information as we have it.

8.	Will there be layoffs?

•	This combination is about growth and the opportunity to bring two iconic companies to even better meet the evolving needs of consumers around the world.

•	While there is always an evaluation of overall need as we bring two companies like this together, it is important to understand that our talented team and the capabilities you have built as part of our transformation are a key reason why we are so excited about the opportunity.

•	As we set up the Integration Management Office and begin integration planning, we will share more details as they are worked out.

9.	What happens between now and closing?

•	Until the transaction closes, which we expect to occur in the second half of 2026, K-C and Kenvue will operate as two separate companies, and our strategy and objectives remain the same.

•	Our next step is to begin the integration planning process, which will be led by a team comprised of leaders from both organizations.

•	We are committed to communicating with you as we have information to share.

•	In the meantime, we should all remain focused on delivering for our customers and consumers.

10.	Who will be managing the integration process? What new resources will we have to execute on it alongside the other strategic initiatives we have in progress?

•	It is true that K-C has undergone a lot of change recently.

•	The work we’ve done to transform K-C over the last several years has sharpened our operating model, elevated our commercial edge and focused our portfolio on higher-growth, higher-margin businesses.

•	Given all the work we have done to strengthen our foundation, this is a powerful next step for us to build for the future.

•	The integration process will be overseen by a dedicated integration team comprised of leaders from both organizations and external specialists with deep experience in managing complex transitions.

•	This will ensure that all integration activities are handled with focus and precision – without burdening or slowing down our day-to-day operations or ongoing strategic initiatives.

11.	What should I tell vendors, suppliers or contractors who ask me about this transaction?

•	You can express K-C’s excitement for this transaction, which we believe will significantly enhance our ability to deliver better solutions for every stage of life, with a broader consumer offering as a combined company.

•	However, today’s announcement is just the first step in bringing our companies together and there are no changes to how we work together.

•	It is business as usual at K-C, and they will continue to receive the same products and service from K-C, with no disruptions. Their contracts and contacts also remain unchanged.

•	You can also share that we expect this to be a smooth transition, and we will share consistent updates as we progress towards close.

12.	What should I do if contacted by the media or other third parties about this transaction?

•	If you receive any inquiries from the media, please send them to our media relations team at media.relations@kcc.com.

•	Inquiries received from investors or other third parties should be sent to the investor relations team at KC.InvestorRelations@kcc.com.

13.	Where can I get additional information?

•	You can read more details about the agreement in the press release or at LeadingHealthAndWellness.com, which has additional information and resources about this transaction.

•	Additionally, we have created a site on @K-C where you can find a video and other resources in one place, as well as submit questions.

•	If you have any questions, please reach out to your manager.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This communication may be deemed to be solicitation material in respect of the proposed transaction between Kimberly-Clark Corporation (“K-C”) and Kenvue Inc. (“Kenvue”). In connection therewith, K-C and Kenvue intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a K-C registration statement on Form S-4 in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction that will include a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C, and a definitive joint proxy statement/prospectus, which, after the registration statement is declared effective by the SEC, will be mailed to stockholders of K-C and Kenvue seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C will be available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Kenvue will be available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.”

Certain Information Regarding Participants

K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on March 10, 2025, and its Current Report on Form 8-K, which was filed with the SEC on May 6, 2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended December 29, 2024, which was filed with the SEC on February 24, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 8, 2025, June 24, 2025, July 14, 2025, and November 3, 2025. To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 6/4/2025, 8/1/2025, 8/1/2025, 8/4/2025, 9/10/2025, 9/24/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/3/2025, and 10/7/2025. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this communication, including expectations as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.